Mail Stop 4561

May 24, 2007

Joseph P. Coschera
Chief Executive Officer
Information Systems Associates, Inc.
2120 SW Danforth Circle
Palm City, FL 34990

>   **Re: Information Systems Associates, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed on April 17, 2007**
>   **File No. 333-142429**

Dear Mr. Coschera:

   We have reviewed your filing and have the following comments regarding your financial statements and related matters. Additional comments will be forthcoming. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Summary Information, page 7

1. Please revise to correct the "Net income (loss)" caption or the corresponding dollar amounts. In this regard, the amounts reported for this caption appear to represent "Net income (loss) before taxes" from your statements of operations on page 39.

Financial Statements

General

2. Please revise your registration statement to include updated financial statements and related consents. Refer to Item 310(g) of Regulation S-B.

3. We note your risk factor disclosure on page 8 which indicates that your losses from operations and limited cash "raise substantial doubt as to whether we can continue as a going concern." Please tell us whether your auditors have concluded that there is a substantial doubt about your ability to continue as a going concern. If your auditors have made such a conclusion, please tell us what consideration they gave to including a going concern emphasis paragraph in the accountant's report. Also, explain to us how you have considered providing the disclosures required by FRC 607.02. Alternatively, if your auditors have not made such a conclusion, please revise the risk factor to be consistent.

Statement of Operations, page 39

4. Please describe the nature of the expenses included within the "consulting services – financing" line item. As part of your response, please explain your basis for recording these expenses as non-operating.

Statement of Stockholders' Equity, page 41

5. We note that your disclosures on pages 20 and 52 do not appear to be consistent with your statements of stockholders' equity and cash flows. For example, you indicate that shares were sold in November 2005 for cash, yet your 2005 financial statements do not appear to reflect these sales. In order to reconcile this information, provide us with a schedule of stock issuances that agree to your statements of stockholders' equity and cash flows for each period presented within your registration statement. This schedule should include the date of each transaction, the number of shares issued, the recipient of the shares, and the cash paid or amount at which the service transactions were recorded within your financial statements. The schedule should include subtotals and totals that agree to your statements of stockholders equity for each year in the two-year period ended December 31, 2006 and the subsequent interim period.

Note A – Summary of Significant Accounting Policies, page 42

Revenue Recognition, page 42

6. We note that your disclosures refer to software in describing your arrangements, but it is unclear to us whether you actually deliver software to your customers or how SOP 97-2 applies to your arrangements, if at all. Please clarify for us how software is utilized by your

customers in the context of your typical arrangements and explain how you considered the SOP when determining the appropriate revenue recognition model.

7. To the extent your transactions involve multiple elements, revise your disclosure to identify all elements included in each significant type of sales transaction and explain how you determine whether elements should be considered separate units of accounting or combined with other elements. Clearly explain how you allocate revenue to each accounting unit and describe, for each unit, how you meet the relevant revenue recognition criteria that are referred to in your policy, but not identified or discussed. Your disclosures should be robust and specific to the applicable guidance such as SAB 104, EITF 00-21, and SOP 97-2.

Impairment of Long-Lived Assets, page 43

8. Tell us how you considered SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets." In this regard, we note that SFAS 121 is no longer applicable because it was superseded by SFAS 144.

Share-Based Payments, page 44

9. Your disclosures indicate that shares issued for services are recorded at fair value, which is generally the quote at the close of market trading on the day of issuance or the most recent sale. Please tell us how this is possible considering that your stock does not trade. Further, we note your disclosures on pages 21 and 51 indicating that the common shares issued were valued at the estimated value of the services received. Please clarify how you account for these shares and revise your disclosures accordingly. As part of your response, tell us how you considered the guidance in EITF 96-18 and EITF 00-18 when accounting for these shares.

Recent Accounting Pronouncements, page 44

10. Your disclosure indicates that the adoption of SAB 108 is not expected to have a material effect. Please be advised that since your registration statement will not be declared effective until after November 15, 2006, you must apply the guidance in SAB 108 to the financial statements included in this registration statement. Refer to footnote 6 of SAB 108 and revise accordingly.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Christine Davis at 202-551-3408 or Mark Kronforst, Accounting Branch Chief, at 202-551-3451 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 772-286-3031
        Information Systems Associates, Inc.